July 2007	Pricing Sheet dated July 24, 2007
Relating to Preliminary Pricing Supplement No. 332 dated July 19, 2007
Registration Statement No. 333-131266
Filed pursuant to Rule 433
Structured Investments
Opportunities in Equities and Commodities
Buffered Basket-Linked Securities Based on a Hybrid Basket Composed of
Equity and Commodity Indices and Shares due July 30, 2010 (the “securities”)
PRICING TERMS — JULY 24, 2007
Issuer:	Morgan Stanley
Aggregate principal amount:	$4,355,000
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security
Pricing date:	July 24, 2007
Original issue date:	July 31, 2007 (5 business days after the pricing date)
Maturity date:	July 30, 2010
Basket:	Basket component		Basket component weighting	Initial basket component value*
	StyleSelect Index on MSCI Europe (“StyleSelect Europe Index”)		40%	2,229.58
	Natural gas		25%	5.863
	S&P GSCI Agriculture Index (ER) (the “agriculture index”)		20%	65.22
	iShares® MSCI Pacific Ex-Japan Index Fund (the “pacific shares”)		10%	154.21
	iShares® MSCI Emerging Markets Index Fund (the “emerging markets shares”)		5%	139.10
*The initial basket component values are, (i) in the case of the StyleSelect Europe Index, the official closing value of the StyleSelect Europe Index on the index business day immediately following the day we price the securities for initial sale to the public, which we refer to as the pricing date, (ii) in the case of natural gas, the official settlement price per one million British thermal units of the near-month futures contract for natural gas, stated in U.S. dollars, as made public on the NYMEX Division of the New York Mercantile Exchange on the pricing date, (iii) in the case of the agriculture index, the official settlement price of the agriculture index on the pricing date and (iv) in the case of the pacific and emerging markets shares, the respective official closing value of each underlying share on the pricing date.  If any initial price as finally determined by these sources differs from any initial price specified in this pricing sheet, we will include the definitive initial price in an amended pricing sheet or final pricing supplement.

Payment at maturity:
¡  If the basket percentage increase is positive,
$1,000 + ($1,000 x basket percentage increase x participation factor).
¡  If the basket performance factor is less than or equal to 100%, but greater than or equal to 80%, the stated principal amount.
¡  If the basket performance factor is less than 80%,
$1,000 x basket performance factor + $200
This amount will be less than the stated principal amount of $1,000.  However, in no circumstances will the Buffered PLUS pay less than $200 per Buffered PLUS at maturity.  Because the participation factor of 94% is less than 100%, you will not participate fully in any basket percentage increase.

Basket percentage increase:
The sum of the products of (i) the respective final average value for each basket component minus the respective initial value for such basket component divided by the initial value of such basket component times (ii) the respective basket weighting for such basket component.

Basket performance factor:
The sum of the products of (i) the final average value for each basket component divided by the respective initial value for such basket component times (ii) the respective basket weighting for such basket component.

Participation factor:	94%
Buffer amount:	20%
Final average basket component values:
(i) In the case of the StyleSelect Europe Index and the agriculture index, the respective arithmetic average of the official closing values or the official settlement prices, as applicable, of each index on each of the averaging dates, (ii) in the case of natural gas, the arithmetic average of the official settlement price per one million British thermal units of the near-month futures contract for natural gas, stated in U.S. dollars, as made public on the NYMEX Division of the New York Mercantile Exchange on each of the averaging dates and (iii) in the case of the pacific and emerging markets shares, the respective arithmetic averages of the respective closing values of a pacific and an emerging markets share on each of the averaging dates, times the respective adjustment factor on the respective averaging date for each of the pacific and emerging markets shares, in each case as calculated on the final averaging date. The adjustment factors with respect to the pacific and emerging markets shares will each be initially set at 1.0 and are subject to change upon certain events affecting the respective pacific or emerging markets shares.

Averaging Dates:	July 15, 2010, July 16, 2010, July 19, 2010, July 20, 2010, July 21, 2010, July 22, 2010 and July 23, 2010
CUSIP:	617446N39
Listing:	The securities will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and issue price:		Price to public	Agent’s commissions(1)	Proceeds to company
	Per Security	$1,000	$12.50	$987.50
	Total	$4,355,000	$54,437.50	$4,300,562.50
(1)	For additional information, see “Supplemental Information Concerning Plan of Distribution” in the accompanying preliminary pricing supplement.
“StyleSelectSM Index on MSCI Europe” and “MSCI Europe Index” are service marks of Morgan Stanley Capital International Inc., which we refer to as MSCI, and have been licensed for use by Morgan Stanley.  “S&P GSCITM” is a trademark of The McGraw-Hill Companies, Inc. and has been licensed for use by Morgan Stanley.  “iShares®” is a registered trademark of Barclays Global Investors, N.A.
YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Preliminary Pricing Supplement No. 332 dated July 18, 2007
Prospectus Supplement dated January 25, 2006                  Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.